EXHIBIT 3.3

Effective January 24, 2004, Section 2.9 of KNBT’s Bylaws was amended as follows:

2.9 Proxies. Every shareholder entitled to vote at a meeting of shareholders may authorize another person to act for him by a proxy duly executed by the shareholder or his duly authorized attorney-in-fact. Without limiting the manner in which a shareholder may authorize another person or persons to act for him as proxy, a shareholder may grant such authority in the manner specified in Section 1759(b) of the BCL (or any successor thereto). The presence of, or vote or other action at a meeting of shareholders, by a proxy of a shareholder shall constitute the presence of, or vote or other action by, the shareholder for all purposes. No proxy shall be valid after three years from the date of execution unless a longer time is expressly provided therein.